LiveDeal, Inc.
2490 East Sunset Road, Suite 100
Las Vegas, Nevada 89120

June 16, 2011

VIA EDGAR

Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	LiveDeal, Inc.
Form 10-K for the Fiscal Year ended September 30, 2010
Filed January 7, 2011
Form 10-Q for the Quarterly Period ended March 31, 2011
Filed May 16, 2011
File No. 001-33937

Dear Mr. Krikorian:

On behalf of LiveDeal, Inc. (“LiveDeal” or the “Company”), I am submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated May 18, 2011 (the “Comment Letter”) with respect to the filings referenced above.  We have reviewed the Comment Letter and provide the responses set forth below.  For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Comment Letter.

Form 10-K for the Fiscal Year ended September 30, 2010

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page 35

1.
We note your response to prior comment 2.  It remains unclear to us how you concluded that collection is reasonably assured when you have recognized a large allowance for doubtful accounts.  We note in your response that you explain your policy to record allowances as well as the reasons for the allowance.  However, we continue to note your allowance for doubtful accounts is significant to your accounts receivable balance as well as to your revenue in terms of percentage for each quarter presented in your response.  Please explain in further detail how you determined that the collectability of your accounts receivable is reasonably assured in order to book revenue when services are rendered, rather than when cash is collected.

Stephen Krikorian
United States Securities and Exchange Commission
June 16, 2011

Response

LiveDeal’s accounting policies in regard to revenue recognition follow the guidance of SAB No. 104.  Under SAB No. 104 Topic 13A1, revenue is to be recorded when (i) persuasive evidence of an arrangement exists, (ii) services have been rendered, (iii) the seller’s price to the buyer is fixed and determinable and (iv) collectability is reasonably assured.

LiveDeal believes the collectability of its accounts receivable is reasonably assured based upon actual historic results over several years and the methodology we have developed based on those actual results.  Below, we describe that methodology in detail, including how it is applied, reviewed and modified if or as necessary.  To highlight this, we note that the Company’s total sales for the nine-quarter period under review were $23,386,710, and total Bad Debt Expense for the period was $3,831,881, which was 16.38% of total sales (see Appendix A).  As discussed in more detail below, we believe collection of 84% of total sales for the period under review demonstrates that LiveDeal is able to determine that collectability of its accounts receivable is reasonably assured.

This conclusion is based upon actual results for each of LiveDeal’s different revenue streams rather than for the Company as a whole.  Since each individual revenue stream has different products, billing and collection procedures, the allowances for bad debt and dilution are recorded based upon actual historic and current bad debt experience for each revenue stream.  It is this experience that enables us to conclude that the allowances for each revenue stream provide reasonable assurance as to the collectability of accounts receivable.

LiveDeal has three different revenue streams:  “Legacy”, “Direct Sales” and “Velocity”.  The Legacy business consists of Internet directory listing customers that signed up several years ago for a product we no longer actively sell but continue to maintain for such customers. The Direct Sales customers purchased websites and Internet marketing services for their businesses.  The Velocity sales program started in the fourth quarter of fiscal 2010.  This new directory listing product is similar to the Legacy product but includes additional features and has a higher sales price.  For the period under review, Legacy revenues comprised 62% of total sales, Direct Sales revenues comprised 37% of total sales and Velocity revenues comprised 1% of total sales.

In this response letter, we have divided our explanation into several sections.  First, we provide an overview of LiveDeal.  Second, we discuss applicable policies and procedures as they relate to recording sales, accounts receivable, allowances and bad debt expenses for the three LiveDeal revenue streams described above.   Finally, for each of the three revenue streams, we explain in detail the activity that occurred during the unusual quarters under review and any resulting adjustments that were made (including the rationale underlying such adjustments).

Stephen Krikorian
United States Securities and Exchange Commission
June 16, 2011

The Company is able to determine that the collectability of its accounts receivable is reasonably assured since the methods used in determining its reported accounts receivable, net of allowances for bad debt, and our policies for reviewing our methodology and resulting changes in such methodologies, have historically shown to be effective.  The Company develops its allowance for doubtful accounts based upon actual current and historical business activities and percentages.  We record allowances based upon our collection experience including all actual write offs that have occurred in the past.  Allowances are recorded and matched to the period in which the revenue is earned and adjusted based upon historic percentages at least quarterly.  We record expenses in the same period as the revenue is earned based upon contracts with vendors and historical experience.  Fees and dilutions are based upon vendor contracts and actual monthly settlement reports received from local exchange carriers (“LECs”) and clearinghouses.

For the Legacy and Velocity businesses, the allowance account is made up of two major components.  Those components include dilution and bad debts.  The dilution portion, which makes up the majority of the allowance (see Appendix A), includes processing fees plus unbills and chargebacks.  The processing fees are the contractual amounts we pay the LECs and clearinghouses for processing the customer billing transactions on our behalf.  These fees range from 7% to 17%, depending on the specific contract with each clearinghouse.  Based on the contracts the LECs have with the clearinghouses, the LECs have the right to deduct such fees and then remit the net amount at settlement.  Given the right of offset, we record the LEC fees as a component of the allowance until the accounts receivable are finally settled.  The unbills are customers who do not allow the LECs to bill our products on their telephone bills.  Chargebacks are amounts returned to settle customer refund requests which are paid by the LECs and clearinghouses.  The Company records an estimate for unbills and chargebacks based upon billing history for each revenue stream.  Settlement of accounts receivable reserves can take from 18 months to three years based on our contracts.  The allowance as a percentage of accounts receivable can be significantly influenced by the timing of such settlements.  However, our historical experience enables us to reasonably estimate what the amounts will be.  Sales less processing fees, unbills and chargebacks equals the net revenues recorded by the Company in the period in which the revenues are earned.

The allowances recorded for the Direct Sales customers are for bad debts and credit card chargebacks only.

The remaining portion of the allowance is for bad debts.  Given our overall collection history, this component is also predictable and therefore reasonably estimable.  For Direct Sales customers, the Company will write off accounts receivable after 90 days since collection experience has shown that customers do not pay their bills if they have not paid within 90 days.  During the 90-day collection period, the Company has historically called the customers monthly in an attempt to collect the past due bills.

For the Legacy and Velocity customers, bad debt expense is recorded after the monthly settlement reports are received.

Stephen Krikorian
United States Securities and Exchange Commission
June 16, 2011

The Company also reviews the credit risk for each revenue stream.  The LECs and clearinghouses used for the Legacy and Velocity businesses are national companies, and LiveDeal has reviewed their credit history.  The LECs and clearinghouses will not bill customers who do not pay their bills.  The Legacy customers have existed for years so they all have good payment histories.  The decline in the customer base over the nine-quarter period under review has been very steady and therefore predictable at about 1.5% to 2% per month.  For the Direct Sales customers, the Company obtains an authorization code before the customer is billed on their credit card.  If the transaction is not authorized, the revenue is not recorded.  The Company uses the LECs to review the credit risk for the Velocity customers; if the customer does not have a good credit history with the LEC, LiveDeal will not do business with the customer.  All new Direct Sales and Velocity customers went through a verification process to make sure that the sales were properly authorized by the customer.

In Appendix A, we have included for your review a quarter-by-quarter analysis for each revenue stream, which includes detail about how we determined our allowance by revenue stream.  The analysis also tracks sales, accounts receivable, the allowance and bad debt expense on a quarter-by-quarter basis.  The allowance account includes two components, the estimated bad debt expense and dilution, which consists of processing fees, unbills and chargebacks deducted from future collections of long-term accounts receivable.  In addition, we have also explained unusual activity for each of the revenue streams below.

Legacy

The Legacy business consists of Internet directory listing customers that signed up several years ago for a product that we no longer sell but continue to maintain for those customers.  The customers are billed through clearinghouses and LECs.  Each month the clearinghouse sends a billing file to the LECs who bill the customers.  The LECs bill the customers for the directory services product and settle with the clearinghouses on a monthly basis.  Both the clearinghouses and the LECs settle by deducting processing fees and collection reserves from the cash payments to LiveDeal.  The Company records revenues in the month in which the customers are billed with an allowance based on historic actual rates with each individual clearinghouse and the LECs for processing fees, unbills, chargebacks and customer bad debts against the long-term accounts receivable.   Long-term accounts receivable (reserves) are generally collected within 18 months to three years after the month of the original sale (billing).

There are no new customers within this revenue stream for the period under review and the customers are several years old.  Therefore, we have a good credit history with each customer.

Stephen Krikorian
United States Securities and Exchange Commission
June 16, 2011

At the time we enter into transactions with Legacy customers, we believe collectability is reasonably assured because of the long-standing customer relationships between the LECs, which are responsible for billing and collecting for our services as an add on to the existing phone bills, and our customers.  This demonstrates appropriate creditworthiness of our customers.  In addition, we have standard agreements with each customer that outline the services to be provided and reliability of collection from those customers, the fees to be charged for such services and the terms of payment through monthly billing on the customer’s phone bill.

Legacy Appendix (page 2)

The Legacy customer base has many years of actual historic results which were used and analyzed to record the allowances for bad debt expense and dilution.  In the aggregate, the Legacy business experienced a 13% bad debt expense for the nine quarters under review.  The following demonstrates why the Company’s collection of this revenue stream is reasonably assured.    While 13% was the aggregate rate of bad debt expense for the period under review, we recorded higher or lower quarterly rates, deemed “unusual”, than this aggregate rate when we encountered certain circumstances as explained below.  We defined quarters as “unusual” if the bad debt expense for the quarter was less than 7% or more than 18%.

Legacy Q1 2009

Sales	4,346,048

Current	6,848,967
Long Term	2,255,896

Total AR	9,102,863

Allowance	1,998,810
Total Allow Pct of AR	21.96%

Bad Debt Expense	374,746
Bad Debt Expense as a Percentage of Sales	8.62%

This was a period of normal business activity for the Legacy business without any unusual activities or events.

Stephen Krikorian
United States Securities and Exchange Commission
June 16, 2011

Legacy Q2 2009
Sales	2,545,812

Current	3,839,154
Long Term	3,339,257

Total AR	7,178,411

Allowance	2,037,954
Total Allow Pct of AR	28.39%

Bad Debt Expense	462,127
Bad Debt Expense as a Percentage of Sales	18.15%

The Company records allowances for each clearinghouse.  As history and circumstances change, the Company reviews and adjusts, when appropriate, the allowances for each clearinghouse.  In the second quarter of 2009, LiveDeal sold 14,185 Legacy customers to Local.com.  In addition, the Company also sold approximately 10,250 customers to Host A Web.  The Company did not sell the accounts receivable related to the sold customers for those two transactions.  After those transactions, the Company reviewed the accounts receivable allowance for all customer receivables and the clearinghouses that serviced the remaining customers and adjusted allowances for customers based on payment history, processing fees per vendor contracts and dilution based upon actual historic settlement reports and new expectations related to the receivables that were not sold.  For the receivables related to customers that were sold, the expectation was that collection would be impacted.

Legacy Q3 2009
Sales	1,330,466

Current	2,574,692
Long Term	3,252,415

Total AR	5,827,107

Allowance	1,770,523
Total Allow Pct of AR	30.38%

Bad Debt Expense	116,338
Bad Debt Expense as a Percentage of Sales	8.74%

Stephen Krikorian
United States Securities and Exchange Commission
June 16, 2011

This was a period of normal business activity for the Legacy business without any unusual activities or events.

Legacy Q4 2009
Sales	944,845

Current	3,440,320
Long Term	1,581,947

Total AR	5,022,267

Allowance	2,571,326
Total Allow Pct of AR	51.20%

Bad Debt Expense	981,895
Bad Debt Expense as a Percentage of Sales	103.92%

In connection with the year-end 2009 (Q4) review, the Legacy customer base was reviewed and future bad debt and processing fees were increased $680,000 based on a review of the collection history for each clearinghouse used by the company.  The Company also increased its reserves for a bankrupt clearinghouse by $148,000, resulting in an increase in the reserve for that account from 75% to 90% of the gross accounts receivable.  This increase was based on new information obtained from the bankrupt company’s creditors meeting.  The Company’s Chief Financial officer took a conservative approach in his first year-end review in recording allowances for each clearinghouse during the quarterly review, analysis and adjustment period.

Legacy Q1 2010
Sales	1,200,207

Current	2,903,631
Long Term	1,436,390

Total AR	4,340,021

Allowance	2,207,027
Total Allow Pct of AR	50.85%

Bad Debt Expense	(126,354)
Bad Debt Expense as a Percentage of Sales	-10.53%

Stephen Krikorian
United States Securities and Exchange Commission
June 16, 2011

The negative bad debt expense for Q12010 was due to a higher rate of collections of previously reserved long-term accounts receivable ($415,000) than in the prior periods.  Since collections of long-term accounts receivable were higher than expected, the actual historic collection percentages decreased and the allowance was appropriately reduced.  For this quarter actual collections of long term accounts receivable were at a higher rate than the prior year.  The Company regularly reviews and analyzes collections and accordingly adjusts its allowance accounts and related bad debt expense based upon actual experience.

Legacy Q2 2010
Sales	1,233,850

Current	2,651,729
Long Term	1,019,541

Total AR	3,671,270

Allowance	1,964,395
Total Allow Pct of AR	53.51%

Bad Debt Expense	10,164
Bad Debt Expense as a Percentage of Sales	0.82%

The Company collected $493,000 in long-term reserves during this quarter and decreased bad debt expense and allowances as a result.  For this quarter, actual collections of long-term accounts receivable were at a higher rate than the prior year.  The Company regularly reviews and analyzes collections and accordingly adjusts its allowance accounts and related bad debt expense based upon actual experience.

Legacy Q3 2010
Sales	1,055,843

Current	2,396,648
Long Term	884,628

Total AR	3,281,276

Allowance	1,830,000
Total Allow Pct of AR	55.77%

Bad Debt Expense	(57,780)
Bad Debt Expense as a Percentage of Sales	-5.47%

Stephen Krikorian
United States Securities and Exchange Commission
June 16, 2011

The negative bad debt expense for the quarter was due to a higher rate of collections of previously reserved long-term accounts receivable ($312,000) than expected.  Since collections of long-term accounts receivable were higher than expected, the actual historic collection percentages decreased and the allowance was reduced.  For this quarter actual collections of long-term accounts receivable were at a higher rate than the prior year.  The Company regularly reviews and analyzes collections and accordingly adjusts its allowance accounts and related bad debt expense based upon actual experience.

Legacy Q4 2010
Sales	978,609

Current	2,620,445
Long Term	680,108

Total AR	3,300,553

Allowance	2,101,169
Total Allow Pct of AR	63.66%

Bad Debt Expense	83,407
Bad Debt Expense as a Percentage of Sales	8.52%

This was a period of normal business activity for the Legacy bad debts.  However, during the year-end review of historic collection rates and actual settlement results the Company’s new management team conservatively reviewed the allowance accounts for each clearinghouse and determined an increase was appropriate.

Stephen Krikorian
United States Securities and Exchange Commission
June 16, 2011

Legacy Q1 2011
Sales	843,540

Current	2,037,793
Long Term	608,917

Total AR	2,646,710

Allowance	1,630.860
Total Allow Pct of AR	61.62%

Bad Debt Expense	(7,622)
Bad Debt Expense as a Percentage of Sales	-0.90%

The negative bad debt expense for the period was due to a higher rate of collections ($195,000) of previously reserved long-term accounts receivable.   Collections of long-term accounts receivable were higher than expected, the actual historic collection percentages decreased and the allowance was reduced.   For this quarter actual collections of long-term accounts receivable were at a higher rate than the prior period.  The Company regularly reviews and analyzes collections and accordingly adjusts its allowance accounts and related bad debt expense based upon actual experience.

Direct Sales

The Direct Sales customers purchased websites and internet marketing services for their business.  In the case of direct sales, the transactions were paid with credit cards which provide for a more immediate collection in relation to the time of sale or customer deposits paid in advance.  Credit cards are validated prior to the time of sale and an appropriate authorization code is obtained in order to record the sale.  For all services, revenues are recorded net of estimated chargebacks.

With the Company’s Direct Sales business, which was closed in March 2011, customers typically signed a one-year contract and paid their deposits via credit cards.  The deposits were spread over the term of the contract and revenue was recorded as it was earned.  If the customers’ deposits were not collected, the revenues were not recorded.  The customers’ monthly fees after the initial deposit were also billed via credit card.   The accounts receivable were generally collected within two days via credit cards.  All accounts receivable that were not collected due to bad credit card numbers, chargebacks, etc. were reserved at a 90% rate based upon historic results and written off after 90 days after collection efforts had ceased.  There are no dilution fees for this revenue stream.

Direct Sales Appendix (page 3)

The Direct Sales business bad debt expense for the nine quarters under review was 23%.

Stephen Krikorian
United States Securities and Exchange Commission
June 16, 2011

We ceased all new sales of Direct Sales products effective December 1, 2010 (Q12011).

We made the decision to close the Direct Sales business in March 2011 (Q22011) and recorded activities as Discontinued Operations for this business.

The Company originally recorded the accounts receivable on a gross basis that included both the current and future periods charged to the customer’s credit card.  The amounts related to future periods were offset by recording an amount in deferred revenue to offset these amounts.  The credit in deferred revenue was also considered in determining whether an allowance account for the Direct Sales customers was necessary.  Therefore, for the Direct Sales Q12009 and Q22009 quarters, no additional allowance beyond the amount recorded in deferred revenue was determined to be necessary.  This process was changed in subsequent periods, and the Company did not record the gross up of accounts receivable and deferred revenue in the same manner.  The following information was previously disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (see page 7).  Under Note 3:  Accounting Policies and Restatement, we stated:

“While the Company has not changed its accounting policies from those disclosed in the Company’s Form 10-K for the year ended September 30, 2008, the growth in its Direct Sales – Customer Acquisition Services business necessitates a further discussion of the revenue recognition policies associated with these contracts.

The Company’s direct sales contracts typically involve upfront billing for an initial payment followed by monthly billings over the contractual period.  The Company recognizes revenue on a straight line basis over the contractual period.  Billings in excess of recognized revenue are included as deferred revenue in the accompanying consolidated balance sheets.

Previously, the Company recognized the value of the noncancelable portion of the Direct Sales’ customer contract as a receivable and billed the customer for the amount of the contract over the period of the contract. The Company only recognized a portion of the contract value as revenue each month, approximately pro-rating the contract to a monthly amount, with the remainder of the noncancelable portion of the contract maintained as a deferred revenue liability.  In the quarter ended June 30, 2009, the Company corrected its balance sheet presentation related to its direct sales contracts to include in accounts receivable only those amounts that are outstanding receivables after having been billed in accordance with the terms of the contract.”

Stephen Krikorian
United States Securities and Exchange Commission
June 16, 2011

Direct Sales Q1 2009
Sales	817,082

Current	1,363,833
Long Term

Total AR	1,363,833

Allowance	0
Total Allow Pct of AR	0.00%

Bad Debt Expense	0
Bad Debt Expense as a Percentage of Sales	0.00%

The Company did not book an allowance reserve for bad debts but had recorded an offset in deferred revenue included in accrued liabilities during this quarter.

Direct Sales Q2 2009
Sales	1,002,463

Current	638,188
Long Term

Total AR	638,188

Allowance	0
Total Allow Pct of AR	0%

Bad Debt Expense	0
Bad Debt Expense as a Percentage of Sales	0.00%

The Company did not book an allowance reserve for bad debts but had recorded an offset in deferred revenue included in accrued liabilities during this quarter.

Stephen Krikorian
United States Securities and Exchange Commission
June 16, 2011

Direct Sales Q3 2009
Sales	1,118,102

Current	309,875
Long Term

Total AR	309,875

Allowance	70,000
Total Allow Pct of AR	22.59%

Bad Debt Expense	70,000
Bad Debt Expense as a Percentage of Sales	6.26%

The Company booked a $70,000 allowance for this quarter based upon the aging of the customers.

Direct Sales Q4 2009
Sales	1,487,451

Current	324,024
Long Term

Total AR	324,024

Allowance	270,000
Total Allow Pct of AR	83.33%

Bad Debt Expense	697,961
Bad Debt Expense as a Percentage of Sales	46.92%

The Company determined this business had matured and had some reliable historic collection statistics and adjusted its review procedures for the quarterly allowance review.  During this quarter the company preformed a review of each customer account with an account receivable balance.  Based upon completion of its customer review, the Company identified and wrote off 440 delinquent customer accounts.  The Company established a policy to write off accounts receivable greater than 90 days old for this business since very few accounts were collected after three monthly attempts to contact the customers.

Stephen Krikorian
United States Securities and Exchange Commission
June 16, 2011

Direct Sales Q1 2010
Sales	1,277,239

Current	439,220
Long Term

Total AR	439,220

Allowance	399,900
Total Allow Pct of AR	91.05%

Bad Debt Expense	354,227
Bad Debt Expense as a Percentage of Sales	27.73%

The Company also recorded allowances for approximately 90% of account receivable outstanding for more than 90 days at the end of this quarter.

Direct Sales Q2 2010
Sales	931,803

Current	139,117
Long Term

Total AR	139,117

Allowance	93,182
Total Allow Pct of AR	66.98%

Bad Debt Expense	410,524
Bad Debt Expense as a Percentage of Sales	44.06%

LiveDeal cancelled 1,130 delinquent and non renewing Direct Sales customers during the second quarter of fiscal 2010.  The large amount of cancelled contracts was largely due to the change in the Direct Sales contract policy which tightened contract terms and conditions in January 2010.  History indicated to us that the new contracts had a lower delinquency and cancelation rate than we previously experienced with other products.  We believe that collection rates are better with the new contracts and implemented that policy in January 2010.  This had a negative impact on the previously existing accounts receivable balances as customers cancelled their contracts.

Stephen Krikorian
United States Securities and Exchange Commission
June 16, 2011

Direct Sales Q3 2010
Sales	595,264

Current	171,960
Long Term

Total AR	171,960

Allowance	54,671
Total Allow Pct of AR	31.79%

Bad Debt Expense	107,357
Bad Debt Expense as a Percentage of Sales	18.04%

This was a period of normal business activity for the Direct Sales bad debts.  The allowance balance is only 32% since most of the customer accounts receivable balances were outstanding for less than 90 days.

Direct Sales Q4 2010
Sales	802,010

Current	126,121
Long Term

Total AR	126,121

Allowance	50,659
Total Allow Pct of AR	40.17%

Bad Debt Expense	140,259
Bad Debt Expense as a Percentage of Sales	17.49%

This was a period of normal business activity for the Direct Sales bad debts.  The allowance balance is only 40% since most of the customer accounts receivable balances were outstanding for less than 90 days.

Stephen Krikorian
United States Securities and Exchange Commission
June 16, 2011

Direct Sales Q1 2011
Sales	722,386

Current	180,159
Long Term

Total AR	180,159

Allowance	106,525
Total Allow Pct of AR	59.13%

Bad Debt Expense	214,444
Bad Debt Expense as a Percentage of Sales	29.69%

We ceased all new sales of Direct Sales products effective December 1, 2010.  Bad debt expense was calculated by reviewing each customer account receivable balance.

Velocity

The Velocity sales program started in the fourth quarter of 2010.  This new directory listing product is similar to the Legacy product but includes additional features and has a higher sales price.  The Velocity customers are also billed through clearinghouses and LECs.  Since it is a new product with new customers the processing fees were based upon contracts with the clearinghouses and the LECs and the unbills and chargebacks were based upon historic results with the Legacy customers.   The bad debt expenses and processing fees, unbills and chargebacks will be adjusted quarterly based upon actual results.

Velocity Appendix (page 4)

The new Velocity business did not have a significant amount of business through the end of Q12011.  Total Velocity sales only represented 1% of LiveDeal’s total sales for the nine quarters reviewed.

Velocity Q4 2010
Sales	2,608

Current	1,170
Long Term	0

Total AR	1,170

Allowance	0
Total Allow Pct of AR	0.00%

Bad Debt Expense	0
Bad Debt Expense as a Percentage of Sales	0.00%

Stephen Krikorian
United States Securities and Exchange Commission
June 16, 2011

There was no significant account activity during the first quarter of sales activity.

Velocity Q1 2011
Sales	151,082

Current	146,951
Long Term	0

Total AR	146,951

Allowance	58,747
Total Allow Pct of AR	39.98%

Bad Debt Expense	168
Bad Debt Expense as a Percentage of Sales	0.11%

The allowance numbers in this period were based upon the first month’s settlement activity for the new sales product.  This result will be adjusted in subsequent quarters as the actual results become known.

Form 10-Q for the Quarterly Period ended March 31, 2011

Item 4.  Controls and Procedures

Changes in Internal Controls Over Financial Reporting, page 23

2.
We note your disclosure that there were no changes during the fiscal quarter ended December 31, 2010.  However, this form is for the quarter ended March 31, 2011.  Please confirm that there were no changes to your internal controls over financial reporting for the quarter ended March 31, 2011.  In addition, please ensure your future filings contain the correct period.

Stephen Krikorian
United States Securities and Exchange Commission
June 16, 2011

Response

The reference to the fiscal quarter ended December 31, 2010 was simply a typographical error that was not corrected during the process of editing and filing the Form 10-Q.  We regret the error, and we confirm that there were no changes to the Company’s internal controls over financial reporting during the quarter ended March 31, 2011.  In the future, we will ensure that our filings reference the correct period.

In an effort to respond as completely as possible to your questions, we realize that we have submitted a large amount of information for your review.  We invite you to call us if you have any questions about this response, because we want to fully address all issues.  If you have any questions regarding our responses, please contact me at (702) 589-5319 or Larry Tomsic, Chief Financial Officer of the Company, at (702) 939-0240.

Sincerely,

/s/ Kevin A. Hall, Esq.

Kevin A. Hall, Esq.
President and Chief Executive Officer
LiveDeal, Inc.

Appendix A

Quarter by Quarter Analysis
Total LiveDeal
	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Totals
Sales	5,163,130	3,548,275	2,448,568	2,432,296	2,477,446	2,165,653	1,651,107	1,783,227	1,717,008	23,386,710

Current	8,342,753	4,579,074	2,934,886	3,776,966	3,357,556	2,798,302	2,588,105	2,750,393	2,367,886
Long Term	2,255,896	3,339,257	3,252,415	1,581,947	1,436,390	1,019,541	884,628	680,108	608,917

Total AR	10,598,649	7,918,331	6,187,301	5,358,913	4,793,946	3,817,843	3,472,733	3,430,501	2,976,803

Allowance	1,998,810	2,037,954	1,840,523	2,841,326	2,606,927	2,057,577	1,884,671	2,151,828	1,796,132
Total Allow Pct of AR	18.86%	25.74%	29.75%	53.02%	54.38%	53.89%	54.27%	62.73%	60.34%

Bad Debt Expense	374,746	462,127	186,338	1,679,856	227,873	420,688	49,577	223,666	206,990	3,831,861
Pct of AR	7.26%	13.02%	7.61%	69.06%	9.20%	19.43%	3.00%	12.54%	12.06%	16.38%

Appendix A

Quarter by Quarter Analysis
Legacy
	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Totals
Sales	4,346,048	2,545,812	1,330,466	944,845	1,200,207	1,233,850	1,055,843	978,609	843,540	14,479,220

Current	6,846,967	3,839,154	2,574,692	3,440,320	2,903,631	2,651,729	2,396,648	2,620,445	2,037,793
Long Term	2,255,896	3,339,257	3,252,415	1,581,947	1,436,390	1,019,541	884,628	680,108	608,917

Total AR	9,102,863	7,178,411	5,827,107	5,022,267	4,340,021	3,671,270	3,281,276	3,300,553	2,646,710

Allowance	1,998,810	2,037,954	1,770,523	2,571,326	2,207,027	1,964,395	1,830,000	2,101,169	1,630,860
Total Allow Pct of AR	21.96%	28.39%	30.38%	51.20%	50.85%	53.51%	55.77%	63.66%	61.62%

Bad Debt Expense	374,746	462,127	116,338	981,895	(126,354)	10,164	(57,780)	83,407	(7,622)	1,836,921
Pct of AR	8.62%	18.15%	8.74%	103.92%	-10.53%	0.82%	-5.47%	8.52%	-0.90%	12.69%

Appendix A

Quarter by Quarter Analysis
Direct Sales
	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Totals
Sales	817,082	1,002,463	1,118,102	1,487,451	1,277,239	931,803	595,264	802,010	722,386	8,753,800

Current	1,363,833	638,188	309,875	324,024	439,220	139,117	171,960	126,121	180,159
Long Term

Total AR	1,363,833	638,188	309,875	324,024	439,220	139,117	171,960	126,121	180,159

Allowance	0	0	70,000	270,000	399,900	93,182	54,671	50,659	106,525
Total Allow Pct of AR	0.00%	0.00%	22.59%	83.33%	91.05%	66.98%	31.79%	40.17%	59.13%

Bad Debt Expense			70,000	697,961	354,227	410,524	107,357	140,259	214,444	1,975,841
Pct of AR	0.00%	0.00%	22.59%	215.40%	80.65%	295.09%	58.18%	101.99%	119.03%	22.57%

Appendix A

Quarter by Quarter Analysis
Velocity
	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Totals
Sales								2,608	151,082	153,690

Current	0	0	0	0	0	0	0	1,170	146,951
Long Term	0	0	0	0	0	0	0	0	0

Total AR	0	0	0	0	0	0	0	1,170	146,951

Allowance	0	0	0	0	0	0	0	0	58,747
Pct of AR	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	39.98%

Bad Debt Expense	0	0	0	0	0	0	0	0	168	168
Pct of AR	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.11%	.11%

Appendix A

Quarter by Quarter Analysis
Other Accounts Receivable (Non trade/nonrevenue receivables)
	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Sales

Current	131,953	101,732	50,319	12,622	14,705	7,456	19,497	2,657	2,983
Long Term	0	0	0	0	0	0	0	0	0

Total AR	131,953	101,732	50,319	12,622	14,705	7,456	19,497	2,657	2,983

Allowance	0	0	0	0	0	0	0	0	0
Pct of AR	0	0	0	0	0	0	0	0	0

Bad Debt Expense	0	0	0	0	0	0	0	0	0
Pct of AR	0	0	0	0	0	0	0	0	0